Exhibit 12

Alcoa and subsidiaries

Computations of Ratio of Earnings to Fixed Charges and

Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends

(in millions, except ratios)

Six months ended June 30,	2016
Earnings:
Income before income taxes	$371
Noncontrolling interests’ share of earnings of majority-owned subsidiaries without fixed charges	—
Equity income	(31)
Fixed charges added to earnings	273
Distributed income of less than 50 percent-owned persons	51
Amortization of capitalized interest:
Consolidated	20
Proportionate share of 50 percent-owned persons	—

Total earnings	$684

Fixed Charges:
Interest expense:
Consolidated	$256
Proportionate share of 50 percent-owned persons	—

$256

Amount representative of the interest factor in rents:
Consolidated	$17
Proportionate share of 50 percent-owned persons	—

$17

Fixed charges added to earnings	$273

Interest capitalized:
Consolidated	$25
Proportionate share of 50 percent-owned persons	—

$25

Preferred stock dividend requirements of majority-owned subsidiaries	$—

Total fixed charges	$298

Pretax earnings required to pay preferred stock dividends*	$53

Combined total fixed charges and preferred stock dividends	$351

Ratio of earnings to fixed charges	2.3

Ratio of earnings to combined fixed charges and preferred stock dividends	1.9

*	Based on a U.S. statutory tax rate of 35%